Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
TriMas Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-145815) and on Forms S-3 (No. 333-172525 and No. 333-165219) of TriMas Corporation of our reports dated February 26, 2013, with respect to the consolidated balance sheets of TriMas Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of TriMas Corporation.
Our report dated February 26, 2013 on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph stating that TriMas Corporation acquired Arminak & Associates (“Arminak”) during 2012 and management excluded from its assessment of the effectiveness of TriMas Corporation's internal control over financial reporting as of December 31, 2012, Arminak's internal control over financial reporting associated with total assets of $102.2 million, which represented 9.0% of TriMas Corporation's consolidated assets at December 31, 2012, and net sales of $65.9 million, which represented 5.2% of TriMas Corporation's consolidated total net sales for 2012. Our audit of internal control over financial reporting of TriMas Corporation also excluded an evaluation of the internal control over financial reporting of Arminak.
/s/ KPMG LLP

Detroit, Michigan
February 26, 2013